Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-64536 on Form N-1A of our report dated August 27, 2024, relating to the financial statements and financial highlights of Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. appearing in the Annual Report on Form N-CSR of Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. for the year ended June 30, 2024, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

October 22, 2024